UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)(1)

Internap Network Services Corporation (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
458858A102 (CUSIP Number)

Thomas B. Youth
c/o Tavistock Financial Corporation
6100 Payne Stewart Drive
Windermere, Florida 34786
Telephone Number: (407) 876-0024
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 15, 2003 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            458858A102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) INT Investments, Inc.

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Bahamas

Number of Shares		7	Sole Voting Power 8,687,708*
Beneficially
Owned by Each		8	Shared Voting Power 0
Reporting
Person With		9	Sole Dispositive Power 8,687,708*

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,708*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒**
13	Percent of Class Represented by Amount in Row (11) 4.4% (See Item 5)

14	Type of Reporting Person (See Instructions) CO

*
Consists of 864,650 shares of Common Stock, 181,751.324 shares of Series A Preferred Stock convertible into 6,121,384 shares of Common Stock and a warrant exercisable for 1,701,674 shares of Common Stock.

**
An affiliate of INT Investments, Inc. holds approximately 70,000 shares of Common Stock of Internap. INT Investments, Inc. disclaims beneficial ownership of those shares.

  CUSIP No.            458858A102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Joseph Lewis

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares		7	Sole Voting Power Not Applicable
Beneficially
Owned by Each		8	Shared Voting Power Not Applicable
Reporting
Person With		9	Sole Dispositive Power Not Applicable

		10	Shared Dispositive Power Not Applicable

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,708* owned by INT Investments, Inc. (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒**

13	Percent of Class Represented by Amount in Row (11) 4.4% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

*
Consists of 864,650 shares of Common Stock, 181,751.324 shares of Series A Preferred Stock convertible into 6,121,384 shares of Common Stock and a warrant exercisable for 1,701,674 shares of Common Stock.

**
An affiliate of INT Investments, Inc. owns approximately 70,000 shares of Common Stock of Internap. INT Investments, Inc. disclaims beneficial ownership of those shares.

  CUSIP No.            458858A102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Jane Lewis

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares		7	Sole Voting Power Not applicable.
Beneficially
Owned by Each		8	Shared Voting Power Not Applicable.
Reporting
Person With		9	Sole Dispositive Power Not Applicable.

		10	Shared Dispositive Power Not Applicable.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,708* owned by INT Investments, Inc. (see Item 5)

12	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒**

13	Percent of Class Represented by Amount in Row (11) 4.4% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

*
Consists of 864,650 shares of Common Stock, 181,751.324 shares of Series A Preferred Stock convertible into 6,121,384 shares of Common Stock and a warrant exercisable for 1,701,674 shares of Common Stock.

**
An affiliate of INT Investments, Inc. owns approximately 70,000 shares of Common Stock of Internap. INT Investments, Inc. disclaims beneficial ownership of those shares.

  CUSIP No.            458858A102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Tyler Piercy

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares		7	Sole Voting Power Not Applicable.
Beneficially
Owned by Each		8	Shared Voting Power Not Applicable.
Reporting
Person With		9	Sole Dispositive Power Not Applicable.

		10	Shared Dispositive Power Not Applicable.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,708* owned by INT Investments, Inc. (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒**

13	Percent of Class Represented by Amount in Row (11) 4.4% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

*
Consists of 864,650 shares of Common Stock, 181,751.324 shares of Series A Preferred Stock convertible into 6,121,384 shares of Common Stock and a warrant exercisable for 1,701,674 shares of Common Stock.

**
An affiliate of INT Investments, Inc. owns approximately 70,000 shares of Common Stock of Internap. INT Investments, Inc. disclaims beneficial ownership of those shares.

Item 1. Security and Issuer

  (i)
  Name of Issuer: Internap Network Services Corporation ("Internap")

  (ii)
  Address of the Principal Executive Offices of Internap: 601 Union Square, Suite 1000, Seattle, Washington 98101

  (iii)
  Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.001 par value per share (the "Common Stock")

Item 2. Identity and Background

        INT Investments, Inc. ("INT") is a corporation organized under the laws of the Bahamas as an investment vehicle. Joseph Lewis and Jane Lewis are the ultimate owners of INT and as such control INT. Joseph Lewis, Jane Lewis and Tyler Piercy are the directors of INT. Joseph Lewis and Jane Lewis are permanent residents of the Bahamas and citizens of the United Kingdom, and the principle business of each of Joseph Lewis and Jane Lewis is private investments. Tyler Piercy is a permanent resident of the United States and a citizen of the United States. The principle business of Tyler Piercy is management of private investments on behalf of third parties. The business address of each of INT, Joseph Lewis and Jane Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. The business address of Tyler Piercy is c/o Tavistock Financial Corporation, 6100 Payne Stewart Drive, Windermere, Florida 34786.

        During the last five years, neither INT, Joseph Lewis, Jane Lewis nor Tyler Piercy has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4. Purpose of Transaction

        Not applicable.

Item 5. Interest in Securities of the Issuer

        (a) - (c)

        As described in the Form 8-K filed August 22, 2003 by Internap, on August 22, 2003, Internap completed a private placement of Common Stock, resulting in an automatic increase in the number of shares of Common Stock issuable upon conversion of Internap's outstanding Series A Preferred Stock ("Preferred Stock") pursuant to Internap's Certificate of Incorporation. As a result of this automatic increase in the conversion ratio, the number of shares of Common Stock issuable upon INT's conversion of its shares of Preferred Stock increased. Subsequently, INT converted 133,603.03 shares of Preferred Stock into 4,499,750 shares of Common Stock and sold 3,635,100 of those shares in the open market. As of the close of business on October 23, 2003, INT owned 864,650 shares of Common Stock, 181,751.324 shares of Preferred Stock convertible into 6,121,384 shares of Common Stock and a warrant to purchase 1,701,674 shares of Common Stock. Upon conversion of the Preferred Stock and exercise of the warrant, INT would own an aggregate of 8,687,708 shares of Common Stock, which would constitute approximately 4.4% of Internap's outstanding shares of Common Stock (based on 187,148,081 shares of Common Stock outstanding as of September 30, 2003, as reported on the Form S-3 filed by Internap on October 22, 2003, and INT's conversion of 133,603.03 shares of Preferred Stock into 4,499,750 shares of Common Stock, assuming no other conversions of Preferred Stock or exercise of warrants). Joseph Lewis and Jane Lewis are the ultimate owners of INT and as such control INT. Joseph Lewis, Jane Lewis and Tyler Piercy are the directors of INT. An affiliate of INT owns approximately 70,000 shares of Common Stock of Internap. INT disclaims beneficial ownership of those shares.

        (d)   None.

        (e)   INT ceased to be the beneficial owner of more than five percent on October 20, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In addition to 864,650 shares of Common Stock, INT owns 181,751.324 shares of Preferred Stock of Internap, which are currently convertible into 6,121,384 shares of registered Common Stock, and holds a warrant to purchase up to 1,701,674 shares of Common Stock. The terms upon which the shares of Preferred Stock are convertible and the warrant is exercisable are set forth in the Unit Purchase Agreement between Internap and INT dated July 20, 2001, the form of which was filed as Exhibit B to Internap's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 10, 2001.

Item 7. Material to Be Filed as Exhibits

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2003	INT INVESTMENTS, INC.

	By:	/s/ JOSEPH LEWIS
	Name:	Joseph Lewis
	Title:	Director

Date: October 24, 2003	/s/ JOSEPH LEWIS Joseph Lewis

Date: October 24, 2003	/s/ JANE LEWIS Jane Lewis

Date: October 24, 2003	/s/ TYLER PIERCY Tyler Piercy